May 5, 2014

VIA EDGAR

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:        CommonWealth REIT (the “Company”)

Form 10-K for the fiscal year ended December 31, 2013

Filed on February 28, 2014 (the “Filing”)

File No. 001-12504

Dear Mr. Woody:

The purpose of this letter is to respond to your letter to the Company dated April 28, 2014. For your convenience, your original comment appears below in italicized text and is followed by the Company’s response.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 66-78

1.                                    We note that starting on page 69 you have presented a table where actual results have been adjusted for both periods presented, to deconsolidate Select Income REIT (SIR) and account for your investment in SIR under the equity method since its initial public offering on March 12, 2012. We also note that SIR was your consolidated subsidiary until July 2, 2013. Please clarify your basis in GAAP for presenting this information within your filing.

Company Response: The Company included the table presenting adjusted results (the “Table”) as a voluntary supplemental disclosure to present 2013 and 2012 results on the same accounting basis. This voluntary disclosure was made in addition to the table presentation provided by the Company in accordance with GAAP. Absent the Table, the Company believes that investors may not, without considerable effort, be able to meaningfully compare the Company’s operating results after the deconsolidation with the operating results before the deconsolidation. The adjustments within the Table have no impact on consolidated net income.

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A Maryland Real Estate Investment Trust with transferable shares of beneficial interest listed on the New York Stock Exchange.  No shareholder, Trustee or officer is personally liable for any act or obligation of the Trust.

Mr. Kevin Woody

May 5, 2014

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your comments and welcomes the opportunity to discuss with you the response provided above. Please call me at 617-332-3990 if you have any questions or require additional information.

Sincerely,

CommonWealth REIT

By:	/s/ John C. Popeo
John C. Popeo
Treasurer & Chief Financial Officer